--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON D.C.  20549

                        -------------------------------

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended:  October 31, 1998                      SEC File Number 0-22636
[ ] Transition Report on Form 10-K                      CUSIP Number 137642 20 3
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------

                                  CANMAX INC.
                           (Full Name of Registrant)

                           150 W. CARPENTER FREEWAY
                    (Address of Principal Executive Office)

  IRVING, TEXAS                                                         75039
(City and State)                                                      (Zip Code)

Registrant's telephone number including Area Code:  (972) 541-1600

--------------------------------------------------------------------------------
PART II - RULES 12b-25(b) AND (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 /x/ (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
PART III - NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

                               SEE ATTACHMENT III.

--------------------------------------------------------------------------------
PART IV - OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification:

     WILLIAM L. RIVERS, ESQ.        (214)             761-4357
     -----------------------     -----------     ------------------
            (Name)               (Area Code)     (Telephone Number)

--------------------------------------------------------------------------------

(2)  Have all other periodic reports required under
     Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months been filed?

                                                            /x/  Yes     / /  No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /x/  Yes     / /  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              SEE ATTACHMENT IV(3)

                                 CANMAX INC.
--------------------------------------------------------------------------------
                 (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 1, 1999                 By: /s/ Debra L. Burgess
                                           -------------------------------------
                                           Debra L. Burgess, Executive Vice
                                           President and Chief Financial Officer

                                  ATTENTION

Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                                 ATTACHMENT III
                                      TO
                          NOTIFICATION OF LATE FILING
                                 OF FORM 10-K
                     FOR FISCAL YEAR ENDED OCTOBER 31, 1998


     The Registrant was unable to file, on January 29, 1999, its Annual Report on Form 10-K for the fiscal year ended October 31, 1998 ("Form 10-K") as a result of (a) the substantial changes to the description of Registrant's business and presentation of financial information necessitated by the sale of the Registrant's historic business operations on December 7, 1998, (b) the restatement of financial information relating to the sold business for the current period and prior periods as discontinued operations, and (c) the coordination of the preparation and review of the Form 10-K between the Registrant's current independent auditors and Ernst & Young, LLP, its former independent auditors.

                                ATTACHMENT IV(3)
                                      TO
                          NOTIFICATION OF LATE FILING
                                 OF FORM 10-K
                     FOR FISCAL YEAR ENDED OCTOBER 31, 1998


     On January 30, 1998, the Registrant acquired USCommunications Services, Inc. ("USC") and launched its operations in the telecommunications industry (the "Telecommunications Business"). Effective May 27, 1998 the Registrant rescinded the USC acquisition but continued its Telecommunications Business. In December 1998, Registrant disposed of its retail automation software business (the "Software Business"), which constituted its historic list of business. Therefore, the financial information relating to the Software Business will be reported as discontinued operations, and Registrant's continuing operations will refer solely to the Telecommunications Business. Because the Telecommunications Business was launched in January of 1998, the Registrant is unable to compare results of continuing operations for the years ended October 31, 1997 and 1998.

     For the year ended October 31, 1998, Registrant had revenues from continuing operations of $2,190,000, $710,000 of which were attributable to revenues derived through USC, and $1,480,000 of which were derived from revenues from Registrant's prepaid calling cards. The Registrant ceased recognizing revenues of USC as of May 27, 1998.

     Revenues from discontinued operations were $9,380,000 for the year ended October 31, 1998, as compared to $12,736,000 for the comparable period on 1997.

     For the year ended October 31, 1998, Registrant had total costs of revenues relating to revenue from continuing operations of $3,554,000, of which $1,119,000 was attributable to operations of USC and $2,435,000 was attributable to Registrant's prepaid calling cards.

     General and administrative costs attributable to continuing operations excluding USC were $437,000 for the year ended October 31, 1998. These costs were primarily comprised of management, accounting, legal and overhead expenses.

     Sales and marketing costs attributable to continuing operations excluding USC were $389,000.

     Interest and financing expenses attributable to continuing operations were $155,000 for the year ended October 31, 1998. These expenses were associated with $1.5 million of indebtedness outstanding under a loan agreement that was entered into during the 1998 period.

     On June 15, 1998, Registrant and USC signed an agreement effective May 27, 1998 to rescind the acquisition of USC Revenues, phone card cost of revenues, and other expenses for the period from acquisition through disposition, May 27, 1998 amounted to $709,525, $565,151 and $554,253, respectively.  Registrant recorded a loss on disposal of $1,155,385.

     As a result of the foregoing, Registrant incurred a net loss from continuing operations of $2,621,000 or $0.37 per share for the year ended October 31, 1998.